
02007280

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FAS Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135th Street Suite 100
(No. and Street)

Leawood, KS 66224
(City) (State) (Zip Code)


RECEIVED
MAR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier (913) 239-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA
(Name — *if individual, state last, first, middle name*)

4747 W 135th Street Suite 200 Leawood Kansas 66224
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of Kansas
County of Johnson Dated 2-28-02

Jo Ellen Tierney
Notary Public

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11-18-2005
STATE OF KANSAS

John A. Meier
Signature

Vice President & principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS AND AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001


2002

LARRY D. SOWERS, CPA, PA

CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
FAS Corp.
Overland Park, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2001, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



February 22, 2002

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents (Note 1)	$ 21,934
Total current assets	21,934
Other Assets:	
Organization expense, net of accumulated amortization of $6,247 and $5,623, respectively (Note 1)	624
Total other assets	624
Total Assets	$ 22,558

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Commissions payable	$ 11,115
Total Current Liabilities	11,115
Stockholders' Equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	1,443
Total stockholders' equity	11,443
Total liabilities and stockholders' equity	$ 22,558

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Concessions income	$ 1,275,815
Total revenues	1,275,815
Operating Expenses:	
Amortization	1,250
Bank service charge	12
Commission expense	663,426
Insurance	7,513
License and permits	5
Occupancy expense	120,000
Professional fees	2,000
Brokers fees	7,964
Total operating expenses	802,170
Income from operations	473,645
Other Income:	
Interest income	396
Total other income	396
Net income	$ 474,041

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 100,402
Net income for the year	474,041
Non-dividend distribution	(573,000)
Balance, December 31, 2001	$ 1,443

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income		$ 474,041
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$ 1,250	
Increase in commissions payable	11,115	
Net cash used by operating activities		12,365
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(573,000)	
Net cash used by financing activities		(573,000)
Net decrease in cash		(86,594)
Cash and cash equivalents, beginning of year		108,528
Cash and cash equivalents, end of year		$ 21,934

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$ 110,402
Net income	474,041
Deductions, including non-conforming capital of non-dividend distributions	(573,000)
Balance at December 31, 2001	$ 11,443

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of significant accounting policies

Nature of business
FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2001, no cash deposits exceed federally insured limits.

Concessions receivable
Management believes that all concessions receivable as of December 31, 2001, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Other assets/Amortization
Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2001, was $1,250.

Income taxes
The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Concentrations of credit risk
Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 2 - Net capital and required net capital

Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 11,443
Less: Total non-allowable assets	0
Net capital	$ 11,443

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -0-
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	6,443
Excess net capital at 100%	$ 11,443

See accountant's audit report.